FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
April 28, 2006
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑           Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐            No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐            No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐            No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___
Enclosures: InfoVista Reports Q3 FY 2006 Financial Results

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: April 28, 2006	By: /s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager,
InfoVista +33 1 64 86 85 65
kdarcy@infovista.com
INFOVISTA REPORTS Q3 FY2006 FINANCIAL RESULTS
•	Record License and Total Revenues

•	Strong quarter reinforces full fiscal year guidance
Paris, France and Herndon, Virginia — April 27, 2006 — InfoVista (Euronext: IFV, ISIN: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company, today announced results for its fiscal year 2006 third quarter, ended March 31, 2006.
Total revenues rose by 21% year over year to €10.3 million. Net income for the quarter amounted to €51 thousand, after a stock-based compensation charge of €294 thousand.
Reflecting on InfoVista’s Q3 performance, Gad Tobaly, Chief Executive Officer, commented: “We have completed a tremendous quarter and we’re particularly pleased to have done this in what is traditionally a seasonally slow period. We owe our record license growth to the success of our new solutions in highly competitive situations, as well as to our growing market profile, as recognized in recent key research reports. We are particularly pleased by our performance in North America in Q3. With continuing favorable prospects in this region coupled with a fast-growing pipeline in Europe and Asia, I am confident of our ability to achieve our targets of approximately 20% revenue growth and positive net income for the full fiscal year.”
Financial Highlights
Revenues
•	Total revenues in the quarter rose by 21% to €10.3 million, reflecting strong sales performance in North America.

•	License revenues grew by 27% to €6.1 million in the quarter, while service revenues increased by 13% to €4.2 million. Thanks to a sharp improvement in the quarter, license revenues contributed approximately 59% of total revenues, ahead of its performance in the prior year.
Expenses
•	With a 19% year-on-year increase in gross profit to €8.3 million in the third quarter, InfoVista had a gross margin of 80.4% of total revenues.

•	Operating expenses for the third quarter totaled €8.4 million as compared to €6.8 million in the comparable period last year. Net of stock-based compensation charges, operating expenses increased by €1.2 million, due to higher sales and marketing spending along with several one-off charges primarily within general and administrative.

Earnings
•	Net income for the third quarter was €51 thousand. Excluding stock-based compensation, net income for the third quarter would have been €0.3 million.
Balance Sheet
•	Days Sales Outstanding (DSO) stood at 97 days, fairly stable as compared to the same period last year.

•	The Company’s balance sheet remains strong, with no debt and with cash, cash equivalents and marketable securities of €34.5 million.

•	There were a total of 19,446,890 and 18,317,057 InfoVista shares issued and outstanding respectively, as at March 31, 2006.
Operational Highlights
Good Execution in All Regions with America Leading the Growth
•	InfoVista’s American revenues rose sharply, up 28% to €5.6 million over the comparable quarter last year, including two deals of over €1 million each, one from BellSouth and the other from Verizon Business on behalf of a large multinational financial group. European revenues were up 5% over the comparable quarter last year, to €4.0 million. Revenues in the Asia-Pacific region doubled in the quarter, to €0.7 million. America, Europe and Asia-Pacific contributed 54%, 39% and 7%, respectively, of the third quarter’s total revenues.

•	Revenues from the direct sales channel totaled €7.5 million in the third quarter, as compared to €5.5 million in the same quarter last year. This strong growth is primarily due to the large deals closed by the direct sales force in the US. Consequently, revenues from the direct sales channel accounted for 73% of total revenues in the quarter, ahead of historical levels.
Increased Momentum across All Addressed Market Sectors
•	Service Provider revenues, consisting of revenue from both Communication Service Providers (CSPs) and Managed Service Providers (MSPs), increased 22% over the same period last year to €8.2 million. Six CSPs and MSPs purchased solutions for over €250 thousand each during the quarter.

CSPs that selected InfoVista included leading telecommunication incumbents in the US, UK, Spain, Malaysia and Singapore, and Tier 1 providers such as BellSouth and Cable & Wireless. The company’s technology was also adopted by Uecomm, the first deal completed in partnership with Dimension Data in Australia. Five wireless operators, including SFR and Vodafone, also selected InfoVista.

In addition to Verizon Business, MSPs that selected InfoVista during the quarter include Internet Solution aimed at providing new IP services to customers throughout Africa. This win marks the second deal of the quarter in conjunction with Dimension Data.
•	Revenues from the Enterprise market continued to grow, increasing 19% to €2.1 million in the quarter, or 21% of total revenues. InfoVista booked its first financial services sector deal in Malaysia with Bank Rayat and also received an order from Fair Isaac, a provider of decision management solutions in the US. During the quarter, Governmental organizations, such as the City of Moscow and France’s Ministry of Defense also adopted InfoVista solutions. In addition, Motorola’s Government & Enterprise Mobility Solutions (GEMS) procured InfoVista solutions. Finally, LVMH also selected InfoVista to manage its communications network.
Continued Success Delivering Innovative Solutions
•	During the quarter, InfoVista released VistaWatch 2.0, which enables enterprise IT managers and MSPs to ensure delivery to committed service levels for business-critical web applications and IP services, such as online banking and online retail.

•	The Company also announced VistaInsight for Networks for Service Providers 2.0, a next-generation performance management solution that enables service providers to effectively meet and exceed performance and service requirements for today’s advanced communications technologies, including Metro Ethernet.

•	The Company realized rapid market adoption of VistaInsight for Servers 2.0, announced last quarter, with customers including SFR, Fair Isaac and others selecting VIS 2.0 to maximize server and system infrastructure investments in enterprise data centers.
Ongoing Recognition in the Marketplace
•	Two recent industry reports recognized InfoVista’s growth and leadership position in the market. In March, the OSS Observer Market Review on Service Assurance ranked InfoVista among the top suppliers in IT Performance Monitoring, while a report issued this month by Enterprise Management Associates recognized InfoVista’s strong position in the Service Level Management market.

•	InfoVista also continues to win deals in the highly competitive environment. During the quarter, InfoVista was selected to replace its competitors by no less than four Service Providers in deals each worth at least €250 thousand and also by BellSouth, who will deploy InfoVista in their Broadband Transformation division in the management of their converged IP network.
Outlook
InfoVista enters the fourth quarter with a robust pipeline, and expects to meet its full-year target of approximately 20% growth in fiscal 2006. The Company also expects net results to be positive for both Q4 and the fiscal year.
Conference call
InfoVista will host an investor conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +33(0)1 71 23 04 15 in France, +44(0)20 7806 1968in the UK, or +1 718 354 1391in North America. A replay will be available shortly after the end of the call at the following numbers: France: +33(0) 1 71 23 02 48, UK: +44(0)20 7806 1970, North America: +1 718 354 1112, Passcode: 3427179#.
About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include ABN AMRO, Allstream, Banques Populaires, AXA, Banque de France, Bell Canada, British Telecom, Broadwing Communications, Cable & Wireless, Com Hem, Defense Information Systems Agency (DISA), Deloitte &

Touche, Deutsche Telekom, France Telecom, Savvis Corporation, SingTel, Telefonica, and US Cellular. A Software Magazine 500 company, InfoVista stock is traded on the NASDAQ (IVTA) and on Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com.
Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
InfoVista, VistaInsight and VistaWatch are the registered trademark of InfoVista, S.A.

INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the nine months ended		For the three months ended
	March 31,		March 31,
	2006 (1)	2005	2006 (1)	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
License revenues	€16,638	€13,465	€6,101	€4,787
Service revenues	12,690	11,305	4,218	3,736

Total revenues	29,328	24,770	10,319	8,523

Cost of revenues
Cost of licenses	548	567	199	199
Cost of services	5,255	4,214	1,822	1,357

Total cost of revenues	5,803	4,781	2,021	1,556

Gross profit	23,525	19,989	8,298	6,967

Operating expenses
Sales and marketing expenses	13,430	11,167	4,719	3,798
Research and development expenses	5,529	4,917	1,839	1,648
General and administrative expenses	5,104	4,124	1,807	1,403

Amortization of acquired intangibles	—	158	—	—

Total operating expenses	24,063	20,366	8,365	6,849

Operating (loss) income	(538)	(377)	(67)	118

Other income (expense):
Financial income	477	360	209	119
Net foreign currency transaction losses	(52)	(263)	(43)	(1)

(Loss) Income before income taxes	(113)	(280)	99	236

Income tax expense	(205)	(10)	(48)	(20)

Net (loss) income	€(318)	€(290)	€51	€216

Basic net (loss) income per share	€(0.02)	€(0.02)	€0.00	€0.01
Diluted net (loss) income per share	€(0.02)	€(0.02)	€0.00	€0.01

Basic weighted average shares outstanding	17,559,998	17,238,557	17,728,965	17,305,845
Diluted weighted average shares outstanding	17,559,998	17,238,557	19,258,867	21,221,195

(1)	For the three and nine months ended March 31, 2006, the operating expenses and cost of services include a stock-based compensation charge of € 294 thousand and € 846 thousand, reflecting the adoption of FAS123(R). Excluding this charge, the Group would have recorded net income of € 345 thousand and € 528 thousand, respectively, for the three and nine months ended March 31, 2006.

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	March 31,	June 30,
	2006	2005
	(unaudited)
ASSETS

Cash and cash equivalents	€8,524	€8,781
Marketable securities	26,015	24,965
Trade receivables, net	11,149	11,310
Prepaid expenses and other current assets	1,693	2,071

Total current assets	47,381	47,127

Fixed assets, net	2,207	2,200
Intangible assets, net	1,600	1,158
Investment in equity securities	1,027	1,027
Deposits and other assets	830	717

Total long-term assets	5,664	5,102

Total assets	€53,045	€52,229

LIABILITIES & STOCKHOLDERS’ EQUITY
Trade payables	€1,873	€2,465
Accrued salaries and commissions	2,278	2,523
Accrued social security and other payroll taxes	1,400	1,026
Deferred revenue	6,131	7,202
Accrued VAT	651	1,541
Other current liabilities	430	363

Total current liabilities	12,763	15,120

Other long term liabilities	179	113

Total long-term liabilities	179	113

Stockholders’ equity
Common stock	10,501	10,003
Capital in excess of par value of stock	88,199	84,893
Accumulated deficit	(52,507)	(52,189)
Unrealized loss on available for sale securities	—	(33)
Cumulative translation adjustment	(1,175)	(1,200)
Less common stock in treasury, at cost	(4,915)	(4,478)

Total stockholders’ equity	40,103	36,996

Total liabilities and stockholders’ equity	€53,045	€52,229